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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

NATIONAL R.V. HOLDINGS, INC.
(Name of Issuer)
Common Stock par value $0.01
(Title of Class of Securities)
637277104
(CUSIP Number)
Stephen M. Davis, Esq.
Heller Ehrman LLP
7 Times Square, New York, New York 10036, (212) 832-8300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 4, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	637277104

1	NAMES OF REPORTING PERSONS: Gary N. Siegler

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		97,013

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		350,845

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		97,013

WITH	10	SHARED DISPOSITIVE POWER:

		350,845

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	447,858

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.

1	NAMES OF REPORTING PERSONS: Peter M. Collery

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		42,167

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		160,945

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		42,167

WITH	10	SHARED DISPOSITIVE POWER:

		160,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	203,112

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.

1	NAMES OF REPORTING PERSONS: Siegler, Collery & Co.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		136,464

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		136,464

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	136,464

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	637277104

1	NAMES OF REPORTING PERSONS: Multistream (QP) LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		149,900

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		149,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	149,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.

1	NAMES OF REPORTING PERSONS: Arena Capital Corp.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		24,481

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		24,481

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	637277104

1	NAMES OF REPORTING PERSONS: Siegler & Co. Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		15,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	15,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

AMENDMENT NO. 20
TO THE
SCHEDULE 13D
     Introduction
     This statement constitutes Amendment No. 20 to the Schedule 13D relating to the Common Stock, par value $0.01 per share (“Common Stock”), of National R.V. Holdings, Inc. (the “Issuer”) filed by Gary N. Siegler (“Siegler”), Peter M. Collery (“Collery”), Siegler, Collery & Co. (“SCC”), The Gary N. Siegler Foundation, (“Foundation”), Multistream (QP) LP (“Multistream”), Arena Capital Corp (“Arena Capital”) and Siegler & Co. Inc. (“Siegler & Co.”) (collectively, the “Reporting Persons”) to report the expiration of options to purchase 510,000 shares of the Issuer’s Common Stock held by certain Reporting Persons and the sales by Multistream affiliates of an aggregate of 100,000 shares of the Issuer’s Common Stock, which resulted in the Reporting Persons beneficially owning less than 5% of the Issuer’s Common Stock.
Item 5. Interest in Securities of the Issuer
     (a) As of the close of business on June 22, 2007, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to beneficially own in the aggregate the number and percentage of the Issuer’s Common Stock set forth opposite their names below (based upon 10,339,484 shares of Common Stock that were reported to be outstanding by the Issuer on May 8, 2007 in its Form 10-Q for the quarter ended March 31, 2007).

	Shares of
Name	Common Stock	Percentage

Gary N. Siegler (1)	447,858	4.3%

Peter M. Collery (2)	203,112	2.0%

Siegler, Collery & Co.	136,464	1.3%

The Gary N. Siegler Foundation	25,000	0.2%

Multistream (QP) LP	149,900	1.4%

Arena Capital Corp.	24,481	0.2%

Siegler & Co. Inc.	15,000	0.1%

(1)	Includes shares held by each of SCC, Foundation, Multistream, Arena Capital and Siegler & Co.

(2)	Includes shares held by each of SCC and Arena Capital.

     (c) The discussion under the heading “Introduction” above is incorporated herein by reference. From May 17, 2007 through June 22, 2007, affiliates of Multistream sold an aggregate of 100,000 shares of the Issuer’s Common Stock in open market transactions at a sale price ranging from $1.48 to $2.06.
     (e) As a result of the transactions described above, the Reporting Persons ceased to be beneficial owners of more than 5% of the Issuer’s Common Stock.

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: June 28, 2007
SIEGLER, COLLERY & CO.

By:	/s/ Gary N. Siegler

Name: Gary N. Siegler
Title: President
THE GARY N. SIEGLER FOUNDATION

By:	/s/ Gary N. Siegler

Name: Gary N. Siegler
Title: President
MULTISTREAM (QP), LP

By:	Multistream Capital LLC

By:	/s/ Gary N. Siegler

Name: Gary Siegler
Title: Member
ARENA CAPITAL CORP.

By:	/s/ Gary N. Siegler

Name: Gary N. Siegler
Title: President
/s/ Gary N. Siegler

Gary N. Siegler
SIEGLER & CO.

By:	/s/ Gary N. Siegler

Name: Gary N. Siegler
Title: President